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                                                                     EXHIBIT 2.4


                          PARADISE HOLDINGS, INC.
                         1610 ARDEN WAY, SUITE 145
                           SACRAMENTO, CA 95815


May 15, 1998


Mr. Kevin A. Lichtman, CEO
Axxess, Inc.
201 Park Place
Altamonte Springs, FL 32701


Dear Mr. Lichtman:

     This letter of intent confirms that Paradise Holdings, Inc. ("Paradise") intends to proceed with the purchase of certain assets owned by Axxess, Inc. ("Axxess") on the following basic terms and conditions:

NON-BINDING UNDERSTANDING.

     The following numbered paragraphs reflect the parties' mutual understanding of the matters discussed in them. They are not to be interpreted as constituting a complete statement of terms by Paradise or Axxess, or a legally binding or enforceable commitment with respect to the matters set forth therein, or to impose on either party an enforceable duty or obligation to negotiate towards or conclude any such agreement or commitment.

     PURCHASE OF ASSETS. Paradise will acquire from Axxess certain assets of Axxess as defined in "Exhibit A" hereto (the "Assets"), that are used in connection with or necessary to the operation of the "Financial Web" family of Internet web sites; which includes without limitation all hardware, software, equipment, inventory, trademarks, trade names, service marks, copyrights, trade secrets, formulas, programs, code, other intellectual property and goodwill, in each case free and clear of liens, claims and encumbrances.

     PURCHASE PRICE.  The total purchase price for the Assets shall be:

          a. Seven Hundred Fifty Thousand ($750,000) U.S. Dollars, payable via wire transfer (to the account designated by Axxess), and Two Million (2,000,000) Shares of Paradise $.001 par value Common Stock; and

          b. ADDITIONAL PURCHASE PRICE: Paradise will pay Axxess an additional Two Million (2,000,000) Shares of Paradise $.001 par value Common Stock (the


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                                                                     EXHIBIT 2.4

              "Earnout") one year after closing. The condition for this additional purchase price is as follows:

                 Axxess currently has ten (10) Internet web sites that are in operation. Axxess' business plan calls for an additional ten (10) Internet web sites to be operational within twelve (12) months. Said web sites and their operation and functionality are specified in "Exhibit B" hereto and made a part of this Letter of Intent. As a condition hereof, for the payment of the Additional Purchase Price, Axxess shall have all twenty (20) Internet web sites operating and functional within one (1) year after closing.

                 Axxess currently receives traffic of approximately Two Million
                      (2,000,000) page impressions monthly on its "Financial Web" family of Internet web sites. As a condition hereof, and in addition to Paragraph 2(b)(i) hereto, in order for Axxess to receive the payment of the Additional Purchase Price, Axxess shall have an average daily traffic of Four Million (4,000,000) page impressions for the thirty (30) consecutive days after eleven months from closing.

     PURCHASE PRICE ADJUSTMENTS. Paradise's proposed purchase price is based upon certain assumptions, including without limitation, the assumptions that the quantity and quality of the assets to be owned will be comparable to or greater than the assets reflected on the unaudited balance sheet of Axxess dated March 31, 1998. In the event that any of Paradise's assumptions prove incorrect, Paradise may require an adjustment to the price.

     ASSUMPTION OF LIABILITIES. Paradise shall not assume any liabilities, debts or obligations of Axxess, other than the obligations arising after the Closing under agreements and contracts for data, content and communications, as listed in "Exhibit C" hereto and made a part of this Letter of Intent.

     CONDITIONS TO CLOSING. The Closing of the acquisition is contingent on the following:

          1) DUE DILIGENCE REVIEW. Paradise completing, directly and through its attorneys, accountants and advisors, a thorough due diligence review of the Business, and their satisfaction with the results of the review determined in their sole and absolute discretion;

          2) CONSENTS. Paradise and Axxess obtaining any consents of its Board of Directors and other third parties necessary in connection with or to close the acquisition;


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                                                                     EXHIBIT 2.4

          3) GOVERNMENT CONSENTS. Paradise and Axxess obtaining necessary approvals from any governmental authorities, if required.

          4) ASSET PURCHASE AGREEMENT. Paradise and Axxess negotiating and agreeing to an asset purchase agreement described in Paragraph 7 below.

     POST CLOSING EVENTS. Paradise, Axxess, its officers will agree to reasonable limitations on competitive activities, for a period of two (2) years after the Closing, to protect the business and the business Concept and the going concern value and goodwill being purchased by Paradise.

     EVENTS AND ACTIVITIES PRIOR TO CLOSING.

          1) ACCESS. For Paradise to complete its due diligence review of Axxess, Axxess shall allow Paradise's representatives, legal counsel, accountants, advisors and lenders' representatives to have access to the assets, books and records of Axxess, and to have access to, and make copies of, the financial statements and other financial information, contracts, books and records and all other relevant information pertaining to Axxess. In addition, upon reasonable notice to Axxess, Paradise shall be entitled to contact and communicate with the Axxess employees, officers, representatives, creditors, customers and others having business relationships with Axxess.

          2) PUBLICITY. There shall be no public announcements or comments with respect to this letter of intent, the Asset Purchase Agreement (as defined in Paragraph 7 below), or the proposed transaction, except as mutually agreed upon between Paradise and Axxess; provided however, that such announcements are required by law or governmental regulation may be made without mutual agreement if time or circumstance makes consultation between the parties impractical, unnecessary or otherwise not feasible and in such event the party making such announcement shall notify the other party as soon as is practicable.

          3) CONDUCT OF BUSINESS PENDING CLOSING. From the date of acceptance of this letter of intent by Axxess through the Closing:

              1) Axxess shall cause the business to be operated only in the ordinary course consistent with past practices, including without limitation operating in accordance with current budgets, expansion plans, capital expenditure plans and the like;


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                                                                EXHIBIT 2.4

         2)   Axxess shall not engage in any extraordinary transaction;

         3) Axxess shall use every reasonable effort to preserve intact their businesses, to keep available the service of their officers and employees and to maintain satisfactory relationships with suppliers, contractors, customers, creditors and others having a business relationship with the business;

         4) Axxess shall promptly notify Paradise of any material breach of or default under any contract to which either of them is a party and shall consult with Paradise in connection with the actions to be taken in response to such breach or default;

         5) Axxess shall notify Paradise no later than three (3) days after the occurrence or threatened occurrence of any event having or tending to have a material adverse effect upon the financial condition, business prospects, assets, liabilities, or other customer relationships of the business; and

         6) Axxess shall not, without the prior written consent of Paradise, engage in any transactions involving the exchange of ownership of any Internet web sites owned by Axxess.

    The covenants set forth in this Paragraph 6 shall also be contained in the Asset Purchase Agreement.

DOCUMENTATION AND ADDITIONAL CLOSING MATTERS. The acquisition of the business and the related transactions will be effected pursuant to detailed written contracts, including without limitation an escrow agreement and an asset acquisition agreement (the "Asset Purchase Agreement") between Paradise and Axxess.

    The parties will negotiate warranties, representations and limitations of remedies and indemnification obligations to be included in the definitive agreement.

    Axxess shall cause to be delivered a letter of opinion from independent counsel in form and substance acceptable to Paradise's legal counsel.

CLOSING. We agree to use our best efforts to proceed expeditiously to a closing to be held on or before July 31, 1998, or such other date as shall be mutually agreed to by Paradise and Axxess in writing (the "Closing"). The Closing, unless otherwise agreed upon by Paradise and Axxess, shall take place in Sacramento, California at the offices of Paradise Holdings, Inc.

NEGOTIATIONS. After execution of this letter of intent and until the close of business on

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                                                                EXHIBIT 2.4

    July 31, 1998, Axxess shall not, directly or indirectly:

         1) solicit or initiate discussions, negotiate or engage in discussions with any other party regarding a sale of all or substantially all of the business, the formation of a joint venture or partnership regarding all or any part of the business, the merger or other business combination of the business or any other transaction out of the ordinary course of business of the business (collectively, a "Material Transaction"); or

         2) provide information to any person or entity concerning the business with respect to a possible Material Transaction. In the event Axxess should receive any offer or proposal to enter into a Material Transaction, they will immediately notify Paradise of the existence of any such offer or proposal, which notice shall include information as to the identity of the party making such offer or proposal and the specific terms of such offer or proposal.

EXPENSES. Each of Paradise and Axxess shall pay its or their own legal, accounting, investment advisor and other fees and expenses incurred in connection with the Acquisition.

TERMINATION. The negotiation of the terms and conditions as contemplated under this letter of intent may be terminated at any time by either party, in its complete discretion whether or not such party is acting reasonably or not.

FEES. If Axxess and Paradise execute an Asset Purchase Agreement and the related documents by July 31, 1998, and such transaction is not consummated for any reason, and within one (1) year after the execution of the Asset Purchase Agreement, Axxess shall enter into a letter of intent or asset purchase agreement for an acquisition with any third party, involving a transfer, directly or indirectly, of the Business or of substantially all of the assets of the Business, which acquisition is subsequently consummated, and provided such acquisition (in light of the consideration therein, the amount of equity acquired and the amount of debt outstanding or the purchase price of the assets) implies a higher value for the business than that implied by this transaction, then Axxess shall pay to Paradise a fee equal to Two Hundred Fifty Thousand ($250,000) U.S. Dollars.

BINDING EFFECT. It is understood and agreed that neither Paradise or Axxess will be legally bound by the terms of this letter of intent, other than Paragraphs 6(b), 6(c), 9, 10, 11 and 12 above, until the Asset Purchase Agreement is prepared, agreed to, approved by our respective attorneys and executed.

MISCELLANEOUS.  This letter of intent:

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                                                                EXHIBIT 2.4

         (i) constitutes the entire agreement between the parties as to its subject matter, and no prior agreement, written or oral, shall survive the execution of this letter of intent;

        (ii) may be executed in one or more counterparts, each of which shall constitute an original, but all of which shall constitute but a single document;

       (iii) shall be construed and interpreted according to and governed by the laws of the state of California (excluding conflicts of law principles);

        (iv) may not be assigned by either party without the express written consent of the other, except for the assignment by Paradise to a wholly-owned subsidiary; and

         (v) may not be waived, modified, altered or amended in any manner except with the written consent of Paradise and Axxess.

    To indicate your agreement to the terms and conditions of this letter of intent, please sign the enclosed duplicate originals of this letter of intent and return it to Paradise. We look forward to working with you to a successful conclusion of the Acquisition. This letter of intent shall expire and be of no force or effect whatsoever if Paradise shall not have received a signed copy of this letter of intent from Axxess prior to the close of business on May 15, 1998.

                                       Very truly yours,

                                       Paradise Holdings, Inc.

                                       By: /s/ GARY C. NELSON
                                          ------------------------------------
                                               Gary C. Nelson, President

Read and agreed to this 15th day of May, 1998.

                                       Axxess Inc.

                                       By: /s/ KEVIN A. LICHTMAN
                                          ------------------------------------
                                               Kevin A. Lichtman, President



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